UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  September 22, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: September 22, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                     Date: September 22, 2011
11-45-TR

Teck Announces Major Upgrades at Trail and Highland Valley Operations

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that it is investing in two of its British Columbia operations. Teck will invest $210 million at its Trail Operations to significantly increase its capacity to recycle end-of-life electronic waste (e-waste) and $475 million in a mill modernization project at Highland Valley Copper.

“These projects will improve the long-term viability of two of our key operations,” said Don Lindsay, President and Chief Executive Officer.

The No. 4 Furnace Project at Trail Operations includes the construction of a new slag fuming furnace and settling furnace that will integrate into the existing lead smelting process. Construction on the project will begin in 2012 with completion scheduled for 2014.

“This is part of our ongoing commitment to the community of Trail,” said Mr. Lindsay.  “Last year we recycled just over 13,000 tonnes of e-waste at our Trail Operations, and this project will significantly increase our capacity to recycle end-of-life electronic components, helping to keep them out of landfills and allowing for the recovery and reuse of valuable metals.”

The 40-year old mill at Highland Valley Copper will be modernized and will extend the life of the mill to match the expected mine life. The project is also expected to increase mill throughput by approximately 10 percent and copper recoveries by approximately two percent. Construction will begin immediately, and the project is expected to be completed by the end of 2013.

“We have significantly extended the life of the Highland Valley Copper mine in recent years, and the modernization of the mill makes sense, especially given the expected increases in throughput and copper recoveries,” said Mr. Lindsay.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). The forward-looking statements in this news release include statements concerning the expected costs of the two projects, expected mill throughput and copper recoveries at Highland Valley Copper and the expected construction schedule for the two projects.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, the expected construction costs for the two projects, the expected mill throughput and copper recoveries at Highland Valley Copper and the expected construction schedule for the Highland Valley Copper mill modernization project and the Number 4 Furnace project at Trail operations and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact: Marcia Smith Teck Resources Limited Tel.: 604.699.4616 email: marcia.smith@teck.com	Richard Deane Trail Operations Tel.: 250.364.4118 email: richard.deane@teck.com	Mark Freberg Highland Valley Operations Tel.: 250.523.3200 email: mark.freberg@teck.com

Investor Contact:
Greg Waller
Teck Resources Limited
Tel.: 604.699.4014
email: greg.waller@teck.com